Exhibit 99.24

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Quarter ended June 30, 2010 and 2009

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at August 16, 2010 to provide a meaningful understanding of Burcon NutraScience Corporation’s (“Burcon” or the “Company”) operations, performance, and financial condition for the quarter ended June 30, 2010. The following information should be read in conjunction with the Company’s unaudited consolidated financial statements and accompanying notes for the quarter ended June 30, 2010 and the audited consolidated financial statements for the year ended March 31, 2010. The unaudited consolidated financial statements, and extracts of those financial statements provided within this MD&A, were prepared in Canadian dollars and are in accordance with Canadian generally accepted accounting principles. Additional information relating to Burcon, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

From time to time, the Company or its employees may provide information containing forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in these statements that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, which we do not produce today and cannot be sold without further research and development. When used in these statements, the words “plan”, “expect”, “goal”, “intend”, “believe”, “estimate”, “potential” and similar expressions, generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. As a result, actual future results may differ significantly from those stated in any forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking information due to the inherent uncertainty therein.

OVERVIEW OF THE COMPANY AND ITS BUSINESS

Since 1999, Burcon has developed a portfolio of composition, application, and process patents around its plant protein extraction and purification technologies. Our patented processes utilize inexpensive oilseed meals for the production of purified plant proteins that exhibit certain nutritional, functional and nutraceutical profiles. Our research is focused on the world's first commercial canola proteins, Puratein® and Supertein™ with unique functional and nutritional attributes, and CLARISOY® a soy protein isolate which is 100% soluble and transparent in acidic solutions. Our products are targeted at the multi-billion-dollar protein ingredient market and are particularly suited to health and wellness applications. Our environmentally-friendly and sustainable technologies have been developed at our own research facility led by our team of highly specialized

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Quarter ended June 30, 2010 and 2009

scientists and engineers. Our patent portfolio currently consists of 134 issued patents worldwide, including 19 issued U.S. patents, and in excess of 200 additional patent applications, 66 of which are U.S. patent applications.

OPERATIONAL HIGHLIGHTS

Soy protein isolate

CLARISOY® is a unique soy protein isolate product that is 100% soluble, transparent and very low in viscosity in highly acidic beverages. The solubility and transparency of CLARISOY® allows for its use in a wide variety of beverages where traditional soy protein isolates are not appropriate. CLARISOY® is also very heat stable in highly acidic beverages, allowing thermal processing, including hot fill with no loss in clarity or change in viscosity. CLARISOY® is expected to be price competitive with existing proteins and should be of particular interest to food and beverage manufacturers seeking an alternative to high dairy protein prices. Burcon expects that the addition of CLARISOY® will expand Burcon’s portfolio of commercializable products.

Burcon has undertaken numerous activities in the pursuit of establishing a strategic alliance for the commercialization of CLARISOY® soy protein isolate. Burcon entered into a number of additional materials transfer agreements (“MTAs”) and non-disclosure agreements (“NDAs”) with major food, beverage and pharmaceutical companies to enable Burcon to provide these companies with large quantity samples of CLARISOY® soy protein isolate for their evaluation. Burcon also entered into a series of MTAs and NDAs with some of the world’s largest protein ingredient companies including major plant protein producers as well as dairy protein ingredient companies and others. These agreements were put in place to facilitate the evaluation of CLARISOY® soy protein isolate by potential strategic alliance partners.

The process of pursuing a strategic alliance partner or partners for the development of Burcon’s CLARISOY® soy protein isolate has been focused on partnering for both the production of CLARISOY® as well as the marketing and sale of CLARISOY® to food and beverage manufacturers. Burcon has held discussions with a number of entities who have expressed an interest in partnering – in most cases exclusively - for the sale of Burcon’s CLARISOY® soy protein isolate to food and beverage manufacturers and nutritional supplement companies. Certain parties have also expressed an interest in partnering for the production of Burcon’s CLARISOY® soy protein isolate.

As a further part of this process of pursuing a strategic alliance partner, Burcon has entered into NDAs specifically to facilitate due diligence activities with certain companies including providing access to such items as Burcon’s CLARISOY® patent filings as well as detailed scientific and engineering data.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Quarter ended June 30, 2010 and 2009

Burcon will continue to explore all strategic alliance opportunities, both with fully-integrated potential partners that have protein production capabilities and sales capabilities as well as with partners whose interest is solely in partnering for the sale of CLARISOY® soy protein isolate. Burcon’s intention is to identify an alliance that is the most beneficial to the Corporation and with the greatest potential to enhance shareholder value.

Canola protein isolates

In October 2008, Burcon announced that its canola protein products, Puratein® and Supertein™ canola protein isolates, are self-affirmed GRAS for their intended use in a variety of food and beverage applications. Burcon’s Puratein® and Supertein™ are the first canola protein isolates to have attained GRAS status in the United States. GRAS status permits Puratein® and Supertein™ to be marketed and used in a variety of mainstream foods and beverages for human consumption. To enhance consumer acceptance, Burcon and ADM filed a formal GRAS notification in January 2010 for Puratein® and Supertein™ with the Food and Drug Administration (“FDA”). In response to comments from the FDA, it was modified and resubmitted in February 2010. In a letter dated April 1, 2010, the FDA formally acknowledged receipt of the GRAS notification. GRAS notification is a voluntary procedure whereby a company informs the FDA of its determination that the use of a substance is GRAS. A substance is GRAS Notified when, after reviewing the GRAS notification, the FDA responds with a no-objection letter if it is satisfied with the submission. Burcon expects the FDA to respond to our submission within the second quarter.

INTELLECTUAL PROPERTY

Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. Over the years, Burcon has filed patent applications in various countries over its inventions. Burcon’s patent applications can be grouped into three categories:

  Applications to protect additional novel protein extraction and purification technologies;

  Applications to protect the uses of Puratein® and Supertein™, and CLARISOY®; for example, as functional food and beverage ingredients; and

  Applications to protect the “signature characteristics” of Puratein® and Supertein™, and CLARISOY®.

During the current quarter, Burcon filed a new patent application relating to CLARISOY®. Burcon continued the maintenance and prosecution of its patent applications.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Quarter ended June 30, 2010 and 2009

Burcon now holds 19 U.S. issued patents over canola and flax protein processing technology and canola protein isolate applications. In addition, Burcon has a further 66 patent applications currently filed with the U.S. Patent and Trademark Office.

Burcon has also filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. Together with patents issued in other countries, Burcon now holds a total of 134 issued patents covering inventions that include the 19 granted U.S. patents. Currently, Burcon has over 200 additional patent applications that are being reviewed by the respective patent offices in various countries worldwide.

APPOINTMENT OF DIRECTOR

In April, 2010, Burcon announced the appointment of Mr. Alan Chan to its board of directors. Mr. Chan is an executive director at ITC Corporation Limited and ITC Properties Group Ltd., both of Hong Kong. As at the date of this MD&A, ITC Corporation Limited has an interest of approximately 21.6% in the outstanding shares of the Company. At ITC Corporation Limited, Mr. Chan has focused on the sourcing, negotiations and valuation of venture capital deals in various sectors. At ITC Properties Group, Mr. Chan has been involved with due diligence, negotiations, investment, sourcing as well as master planning and design of commercial, hospitality and residential projects. In addition, he is the lead executive director developing new policies for green and sustainable development practices throughout the group. Prior to joining ITC, Mr. Chan worked in the Investment Banking Division of the Goldman Sachs Group with a focus on capital raising, mergers & acquisitions and strategic advisory for financial institutions, technology and consumer retail companies in Greater China and Southeast Asia with transactions ranging from US$500 million to US$5.6 billion.

RESIGNATION OF DIRECTOR

Concurrent with the announcement of the appointment of Mr. Chan to the board of directors, Burcon announced the resignation of Ms. Dorothy Law from the board of directors. Ms. Law has served as a director of the board since December 1998. She will continue to act as Senior Vice President, Legal and Corporate Secretary of the Corporation.

RESULTS OF OPERATIONS

Burcon has not yet generated any revenues from its technology. For the quarter ended June 30, 2010, the Company recorded a loss of $2,311,180 ($0.08 per share) as compared to $1,314,081 ($0.05 per share) in the same quarter of the prior year. Included in the loss amount is $1,349,050 (2009 - $165,976) of stock-based compensation (non-cash) costs. The other non-cash cost included in the loss for the year is amortization of $41,937 (2009

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Quarter ended June 30, 2010 and 2009

- $32,994). The following provides a comparative analysis of significant changes in major expenditures items.

Research and development expenses
Components of research and development (“R&D”) expenditures are as follows:

	Quarter ended June 30,
	2010	2009
	$	$
Salaries and benefits	499,150	296,523
Laboratory operation	94,683	104,234
Amortization	41,055	32,368
Rent	19,651	19,276
Analyses and testing	12,838	14,290
Travel and meals	5,350	2,692
	672,727	469,383

R&D expenses increased by approximately $203,000 from the comparative quarter in 2009. After deducting stock-based (non-cash) compensation expense of about $253,000 (2009 - $65,000), salaries and benefits increased by approximately $15,000. About one-third of the increase can be attributed to annual salary increases, with the balance relating to a new employee hired at the Winnipeg Technical Centre (“WTC”).

Laboratory operation costs decreased by approximately $10,000. Repairs and maintenance expenses decreased by about $33,000 over last year due to about $21,000 of costs incurred from an accident in fiscal 2009 being written off in the comparative period (subsequently recovered in the second quarter of last year), offset by an increase of about $24,000 relating to increased expenditures for CLARISOY® and equipment rental.

General and administrative (“G&A”) expenses

	Quarter ended June 30,
	2010	2009
	$	$

Salaries and benefits	1,171,837	153,567
Investor relations	100,449	45,589
Office supplies and services	26,918	32,975
Travel and meals	15,997	20,861
Other	34,106	31,853
TSX listing fee	-	199,250
	1,349,307	484,095

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Quarter ended June 30, 2010 and 2009

Included in salaries and benefits is stock-based compensation expense of $1,059,586 (2009 - $75,924). Of the 990,000 options granted during last fiscal year, 850,000 options were granted to employees and a consultant that vest over a 2 year period with an aggregate fair value of about $6,221,000, determined using the Black-Scholes model. Approximately $772,000 has been charged to earnings as stock-based compensation expense this quarter for these options. During the current quarter, 130,000 options were granted to directors with an aggregate fair value of about $874,000, determined using the Black-Scholes model. As 80,000 of these options vested immediately, approximately $538,000 has been recorded as stock-based compensation this quarter. The cash portion of salaries and benefits increased by about $22,000 over the same period last year due mainly to a new employee hired at the corporate office.

Included in investor relations expense is stock-based compensation of $27,835 (2009 - $nil). The cash portion of investor relations expense also increased by approximately $29,000, due primarily to work carried out by a U.S. investor relations consultant and a Canadian media consultant.

Professional fee expenses

	Quarter ended June 30,
	2010	2009
	$	$
Regulatory and intellectual property	232,589	259,752
Consulting	12,807	43,864
Legal and audit	19,385	18,263

	264,781	321,879

Patent legal fees and expenses account for a significant portion of Burcon’s professional fees. Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. In the current quarter, patent legal fees and expenses included in regulatory and intellectual property expenses averaged about $78,000 per month, as compared to an average of about $87,000 per month in the same quarter in 2009. During this quarter, one patent proceeded to National Phase which required filing patent applications in several specified countries. Patent legal fees and expenses were higher during the first quarter of last year as Burcon filed several new patent applications relating to CLARISOY® and also incurred higher foreign agency fees for the registration in various European countries of a patent granted in Europe. From inception to June 30, 2010, Burcon has expended approximately $5.0 million on patent legal fees and disbursements to strengthen its patent portfolio in various countries of the world and file patent applications for new inventions.

Burcon incurred higher consulting expenses during this quarter in fiscal 2010 due to services rendered by a corporate advisory consultant.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Quarter ended June 30, 2010 and 2009

QUARTERLY FINANCIAL DATA
(Unaudited, in thousands of dollars, except per-share amounts)

	Quarter ended
			December 31,	September 30,
	June 30, 2010	March 31, 2010	2009	2009
Interest income	27	32	31	23
Loss for the period	(2,311)	(1,952)	(2,176)	(1,218)
Basic and diliuted loss per share	(0.08)	(0.07)	(0.08)	(0.04)

	Quarter ended
			December 31,	September 30,
	June 30, 2009	March 31, 2009	2008	2008
Interest income	2	6	17	24
Loss for the period	(1,314)	(1,771)	(947)	(1,054)
Basic and diliuted loss per share	(0.05)	(0.07)	(0.04)	(0.04)

Included in the current quarter is stock-based compensation expense of approximately $1,349,000 and included in quarters two to four of fiscal 2010’s losses is stock-based compensation expense of about $211,000, $1,364,000 and $908,000, respectively (FY2010 Q1: $166,000; FY2009 Q2 to Q4: approximately $230,000, $207,000 and $770,000, respectively). As noted above, the higher stock-based compensation expense in the current quarter relates to the recognition of options granted in fiscal 2010 including those that were vested immediately. Similarly, the higher stock-based compensation expense in the third quarter of fiscal 2010 relates to the immediate vesting of options granted to directors.

Patent legal fees and expenses account for a significant amount of the Company’s expenditures. These expenses averaged about $182,000 per quarter during the second and third quarters of fiscal 2009, including the filing of new patents and costs associated with two patents that had entered national phase in late fiscal 2008. Burcon incurred a total of about $321,000 during the fourth quarter of fiscal 2009 due to foreign agency fees related to the registration in various countries of patents granted in Europe as noted in the Results of Operations section. Burcon incurred about $253,000, $311,000, $224,000 and $290,000 in the four quarters, respectively, of fiscal 2010 in similar fees and expenses for the filing of several new patent applications for CLARISOY® soy protein isolate, registration fees for patents granted in Europe and a patent entering into national phase in the fourth quarter. Burcon incurred about $233,000 in the current quarter for patent legal fees and expenses

Burcon made payments towards the U.S. regulatory recognition process of approximately $93,000 and $23,000 in the second and third quarters, respectively, in fiscal 2009. The payments relating to the GRAS self-affirmation process were completed by the third

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Quarter ended June 30, 2010 and 2009

quarter of fiscal 2009. Burcon made a further payment of approximately $4,000 in the last quarter of fiscal 2010 relating to the GRAS notification process.

Burcon also incurred a higher loss during the first quarter of fiscal 2010 due to the TSX listing fee and associated legal costs of approximately $212,000.

LIQUIDITY AND FINANCIAL POSITION

As at June 30, 2010, Burcon had approximately $11,088,000 in cash and cash equivalents (March 31, 2010 - $11,662,000) and $2,330,000 (March 31, 2010 - $2,320,000) in short-term investments. The net cash used in operations during the quarter ended June 30, 2010, measured in terms of cash flows from operating activities, before changes in non-cash working capital, totalled approximately $920,000, as compared to $1,115,000 in the prior year. This decrease of $195,000 in net cash used in operations over the prior year was due primarily to the TSX listing fee of $199,000 incurred last year, a decrease in patent related fees and expenses of about $31,000, offset by an increase in increased salaries and wages due to employee additions of $30,000.

The Company did not invest in any significant capital expenditures during this quarter.

The cash flow from financing activities during the current quarter related to option exercises providing proceeds of approximately $429,000, as compared to the comparative period where the cash flow from financing activities related entirely to the completion of the public offering that provided net proceeds of $15.4 million.

As at June 30, 2010, Burcon’s working capital was $13,199,279 (March 31, 2010 - $13,715,556). Burcon did not commit to any material capital expenditures as at June 30, 2010. However, the Company may incur up to $130,000 in additional capital expenditures and approximately $750,000 in patent legal fees and disbursements for the balance of fiscal 2011. Burcon expects several patents will enter National Phase in the fourth quarter of fiscal 2011 which will require filing fees in several countries. In addition, more European patents are expected to be granted over the next year which would require significant foreign agency costs to register these patents in selected European countries. Burcon does not expect to incur any further payments relating to the balance of the U.S. regulatory recognition process. Under the terms of the amended agreement with ADM, Burcon’s share of these costs (approximately US$586,000 incurred to-date) will be reimbursable to Burcon should ADM proceed with the license agreement with Burcon. Conversely, Burcon will be required to reimburse ADM its share of these costs (US$360,000) should ADM not proceed with the license agreement with Burcon.

The Company’s management believes that it currently has sufficient resources to fund its expected level of operations and working capital requirements to at least March 2014, excluding proceeds from outstanding convertible securities. Burcon is pursuing a

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Quarter ended June 30, 2010 and 2009

strategic alliance with a potential partner for the development of a commercial facility to product, market and sell CLARISOY®. Depending on the nature and structure of the strategic alliance, Burcon may need to raise additional funds in the future to achieve this business objective.

OUTSTANDING SHARE DATA

As at June 30, 2010, Burcon had 29,202,083 common shares and 2,549,471 stock options outstanding at a weighted average exercise price of $5.91 per share.

As of the date of this MD&A, Burcon has 29,576,683 common shares outstanding and 2,174,871 stock options outstanding at a weighted average exercise price of $6.73 per share.

RELATED PARTY TRANSACTIONS

The Company rents its head office premises from and shares certain office equipment with a company related by virtue of a common shareholder, directors and officers. During the quarter, Burcon paid $10,243 (2009 - $5,428) to this company for the rental charges. In addition, professional services of two of the Company’s officers and an administrative staff member are contracted through a management agreement with this related company and, for the quarter ended June 30, 2010, Burcon was charged management fees of $50,708 (2009 - $40,254) for these services. Similarly, professional services provided related to the June 2009 public offering in the amount of $nil (2009 -$18,523) was charged to share issue costs. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

FINANCIAL INSTRUMENTS

The Company’s financial instruments are its cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities.

Credit risk

The financial instruments that potentially expose the Company to a concentration of credit risk are cash and cash equivalents. The Company’s cash equivalents is comprised of banker’s acceptances, term deposits and other interest-bearing savings instruments with Canadian chartered banks. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term investments with Canadian financial institutions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
 CONDITION AND RESULTS OF OPERATIONS
Quarter ended June 30, 2010 and 2009

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates and short-term investments that earn interest at a fixed interest rate. For the quarter ended June 30, 2010, the weighted average interest rate earned on the Company’s cash and cash equivalents was 0.74% (2009 – 0.30%) per annum. The short-term investment earned an interest rate of 1.22% per annum during the quarter. The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at June 30, 2010 is estimated to be a $111,000 increase or decrease in interest income per year. Similarly, the impact of a 1% strengthening or weakening of interest rate on the Company’s short-term investments at June 30, 2010 is estimated to be a $23,000 increase or decrease in interest income per year, respectively.

Liquidity risk

The Company manages liquidity risk through the management of its capital structure (note 9). It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated contractual undiscounted cash flow requirements for its financial liabilities at June 30, 2010 was $325,587, all of which is within the next 12 months.

CRITICAL ACCOUNTING ESTIMATES

These financial statements were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as at the date of the financial statements, and the reported income and expenses during the period. Assessments of the useful lives of the property and equipment and the factors used in computing stock-based compensation are significant areas requiring the use of estimates. Actual results could differ from these estimates.

FUTURE ACCOUNTING CHANGES

a)	International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that IFRS will replace Canada’s current generally accepted accounting principles for publicly accountable profit-oriented enterprises effective January 1, 2011. IFRS use a conceptual framework similar to Canadian GAAP but there are significant differences on recognition, measurement and disclosures. The transition date for Burcon will be April 1, 2011 which will require restatement, for comparative purposes, of amounts reported for the year ending March 31, 2011.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Quarter ended June 30, 2010 and 2009

Due to the nature and size of the Company, the IFRS project plan has primarily been undertaken by management. We have retained an external consultant to assist in the transition process. The IFRS conversion plan is comprised of three phases:

i.

Diagnostic review and scoping – this phase involves planning, analyzing current accounting standards and identifying major differences between GAAP and IFRS, a preliminary evaluation of IFRS 1 exemptions for first- time IFRS adopters and a high-level assessment of potential consequences for financing reporting, information systems, business processes and internal controls.

ii.

Design – this phase involves quantifying the current and potential impacts on previously reported results, identifying supplementary information to be reported in the financial statements, reviewing and approving accounting policy choices, performing a detailed impact assessment and designing changes to systems and business processes.

iii.

Implementation – this phase consists of completing the collection of data required to prepare the financial statements, implementing changes to systems and business processes relating to financial reporting, training and monitoring of standards currently being amended by the International Standard Board.

We have completed the diagnostic review and scoping phase and according to IFRS 1, First-time adoption of International Financial Reporting Standards, the key standards that could lead to differences with respect to recognition, measurement, presentation and disclosure of financial information are expected to be in the areas of the overall presentation of financial statements, property and equipment, share-based payments, related parties, impairments and optional exemptions.

IFRS 1 generally requires all IFRS standards and interpretations be accounted for on a retrospective basis. IFRS 1 provides for certain optional exemptions and other mandatory exceptions to this general principal. The most significant IFRS optional exemptions which we expect to apply are:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Quarter ended June 30, 2010 and 2009

Accounting Policy	IFRS 1 Exemption	Will the IFRS 1
exemption be applied?
IFRS 3, Business Combinations	This allows an entity that has conducted prior business combinations to apply IFRS 3 on a prospective basis from the date of transition. This avoids the requirement to restate prior business combinations.	Yes, the Company expects to elect not to restate any business combinations that occurred prior to the transition date.
IFRS 2, Share-based Payment Transactions	Full retrospective application may be avoided for certain share-based payment transactions depending on the grant date, vesting terms and settlement of any related liabilities.	Yes, the Company expects to apply IFRS 2 prospectively for prior share-based payment transactions
IFRIC 4, Leases	The Company may determine whether an arrangement existing at the date of transition to IFRSs contains a lease on the basis of facts and circumstances existing at that date rather than at the inception of the arrangement.	Yes, the Company expects to apply IFRIC 4 prospectively for all leases.

We have completed the implementation and upgrade of systems software to assist in the transition to IFRS for share-based payments and are also reviewing the systems requirement to capture information for the required componentization and related amortization for property and equipment.

We have begun the design phase and are compiling data to quantify the effects on the financial statements line items that will be affected by IFRS. During the second quarter, we expect to complete a significant part of this phase including the preparation of a draft set of IFRS financial statements and related notes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Quarter ended June 30, 2010 and 2009

The results of the diagnostic review and scoping phase and ongoing progress have been reported to the audit committee and board of directors and further updates will be reported as they are completed. Key employees have attended external IFRS training and workshops.

b)	Business Combinations

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, to replace existing Section 1581 of the same title. The new section amends the standard for accounting for business combinations and contains requirements that are the same as those in IFRS 3, Business Combinations. The standard is effective for fiscal years beginning on or after January 1, 2011.

c)	Consolidated Financial Statements and Non-controlling Interests

In January 2009, the CICA issued Handbook Sections 1601, Consolidated Financial Statements, and 1602, Non-controlling Interests, to replace existing Handbook Section 1600, Consolidated Financial Statements, and establish a new section for accounting for a non-controlling interest in a subsidiary subsequent to a business combination. The new standards contain requirements that are the same as those in IFRS 3, Business Combinations, and International Accounting Standard 27, Consolidated and Separate Financial Statements. These standards are effective for fiscal years beginning on or after January 1, 2011.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer, as well as other executives, have designed disclosure control and procedures (“DC&P”), or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company has been made known to them. The officers have evaluated the effectiveness and design of its DC&P as at June 30, 2010 and have determined these controls to be effective.

These officers are also responsible for designing and maintaining internal controls over financial reporting (“ICFR”), or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of the Company’s ICFR. Although there is an inherent lack of segregation of duties due to the number of employees dealing with accounting and financial matters, management believes that the close involvement of the senior executives in daily operations and transactions and the control procedures in place, as well as management and Audit Committee oversight, offset this weakness.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Quarter ended June 30, 2010 and 2009

There have been no significant changes in the ICFR that occurred during the quarter ended June 30, 2010 that could have materially affected, or are reasonably likely to materially affect, such controls.

RISKS AND UNCERTAINTIES

There have been no significant changes to the risks and uncertainties as outlined in the Management’s Discussion and Analysis for the years ended March 31, 2010 and 2009. In addition, a detailed explanation of the risk factors which we face is provided in our AIF for the year ended March 31, 2010 under the section titled “Risk Factors”. The Annual Information Form is available at www.sedar.com.

OUTLOOK

Burcon will pursue two simultaneous development paths for its canola and soy protein technologies as well as its novel protein ingredients: Puratein®, Supertein™ canola protein isolates and CLARISOY® soy protein isolate.

Canola proteins: Burcon, in conjunction with ADM, will continue to pursue GRAS Notification for Puratein® and Supertein™ with the FDA with the intention of obtaining a no-objection letter from the FDA. Burcon’s main objective is to reach an agreement with ADM for the development and construction of a commercial production facility as well as to initiate product development programs and marketing and sales strategies for Puratein® and Supertein™. In addition, Burcon intends to pursue approval of Puratein®and Supertein™ as novel foods from the Food Directorate, Health Products and Food Branch of Health Canada. [Burcon is also pursuing government financial assistance to partially cover the cost of certain scientific research projects aimed at establishing the potential health benefits of Supertein™ canola protein isolate.]

Soy protein: Burcon’s intent is to pursue product development agreements with major food, beverage and nutritional product companies to develop improved or novel applications for CLARISOY® into their products. Burcon will also pursue a strategic alliance with a potential partner in connection with the development of a commercial facility for the production, marketing and sale of CLARISOY®. The Winnipeg Technical Centre will continue to produce CLARISOY® samples for product application trials by potential strategic alliance partners.

Burcon will continue to refine its protein extraction and purification technologies, develop new technologies and related products and further strengthen and expand its intellectual property portfolio.